[COOLEY GODWARD LLP LETTERHEAD]

July 28, 2006	GLEN Y. SATO (650) 843-5502 gsato@cooley.com

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Affymax, Inc.
Registration Statement on Form S-1
CIK: 0001158223

Dear Sir or Madam:

On behalf of Affymax, Inc. (the "Registrant"), and for the purpose of registering shares of the Registrant's Common Stock in the proposed sale and issuance of shares of Common Stock having an aggregate value of up to one hundred fifteen million dollars ($115,000,000), under the Securities Act of 1933, as amended, and pursuant to Regulation S-T promulgated thereunder, we are electronically transmitting hereunder one conformed copy of a Registration Statement on Form S-1 (the "Registration Statement"), together with all exhibits thereto (except for exhibits that will be filed by amendment). Manually executed signature pages have been signed prior to the time of this electronic filing and will be retained by the Registrant for five years.

Pursuant to Rule 13(c) of Regulation S-T, a filing fee of $12,305.00 was wired to the Securities and Exchange Commission on July 25, 2006, and verification of the receipt of said funds has been received from the SEC.

In addition to the electronic filing provided herewith, paper copies of the Registration Statement will follow via overnight courier.

Please direct any questions or comments regarding this filing to me at (650) 843-5502 or Rebecca Peters at (650) 843-5248,

Sincerely,

/s/ Glen Y. Sato

Glen Y. Sato

cc:
Paul B. Cleveland
Rebecca Peters, Esq.